Exhibit 99.12

OPEN WHEEL RACING SERIES LLC

CONTACT: Wendy Gabers
Phone: 517-337-2600

OPEN WHEEL RACING COMPLETES CART ASSET PURCHASE AGREEMENT

LANSING, Mich. (Dec. 15, 2003) – Open Wheel Racing Series, LLC (“Open Wheel”) has completed its negotiations with CART, Inc. and Championship Auto Racing Teams, Inc. to purchase specific assets, including contracts with promoters, sponsors, and teams, through the planned Chapter 11 bankruptcy process of CART, Inc. This agreement allows for the continuation of the 2004 Champ Car World Series season.

Open Wheel will begin the immediate planning and implementation of the operational details required to conduct the Champ Car World Series in 2004 as the closing of the transaction continues. The closing of the transaction is subject to certain closing conditions including the approval of the bankruptcy court.

“Our goal throughout this process was for an expedient resolution so our teams and sponsors could proceed with full confidence,” said Paul Gentilozzi, an Open Wheel partner. “We’re extremely grateful to all of the sponsors, teams, promoters, and fans that have expressed their ongoing encouragement. Their loyalty has been phenomenal; they’ve stayed with us throughout this initiative and have supported us at every turn.

“Effective immediately, we’re ready to begin work to implement our vision for Champ Car in 2004 and for many seasons beyond,” explained Gentilozzi. “Our purchase was with the express intent of supporting our teams and sponsors competing now and in the future.

“Therefore, as a show of strength and good faith, Open Wheel has accepted the liability of almost $2.7 million in 2003 prize monies which we will pay to our teams that elect to participate in the 2004 Champ Car season,” revealed Gentilozzi.

“There’s been a great deal of speculation about car count for next year,” continued Gentilozzi. “We talk to our teams on a daily basis and we’re more than confident that we’ll have a full field of cars in 2004. In addition, we anticipate new team and driver announcements in the very near future.”

Kevin Kalkhoven, an Open Wheel partner and co-owner of PK Racing, was instrumental in the acquisition process. “This was an extremely complex deal,” noted Kalkhoven, former CEO of JDS Uniphase, a leading global supplier of components and modules for advanced fiber optic telecommunications networks. “I pride myself in my knowledge and expertise in acquisitions and mergers, but I was surprised by the complexity of the transaction.

“But I’m positive the agreed upon format is definitely the correct one and one which will allow our Series to grow and flourish in 2004 and beyond,” added Kalkhoven.

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Page 2 – OWRS Completes CART Asset Purchase Agreement

OWRS partner Gerald Forsythe has had a long emotional and financial commitment to the Champ Car World Series and is convinced that the asset purchase agreement was key to ensure the Series’ future. “This was absolutely the right move for the future and longevity of Champ Car,” commented Forsythe, who co-owns Team Player’s and is a limited partner of the BAR Formula One team. “I have every confidence that this decision will prove successful.”

In a related move, Open Wheel nominee Richard P. Eidswick has been appointed as CEO of CART, Inc. to see the organization through the Chapter 11 proceedings. During the transition, Eidswick will report to the CART Board of Directors.

Eidswick is co-founder and Managing Director of Arbor Partners, an Ann Arbor, Mich.-based venture capital firm which primarily invests in companies focused on the creation of next-generation application software and communication technologies. In addition to capital, Arbor Partners offers clients a comprehensive set of business-building resources including assistance with strategic planning, development of product and marketing strategies, and the establishment of corporate partnerships.

“I’m confident that the Champ Car World Series will emerge from the bankruptcy process stronger than ever,” said Eidswick. “I look forward to working with all parties involved to build on our strengths and explore new opportunities as we position Champ Car for 2004 and beyond.”

The Champ Car World Series 2004 racing season begins on April 18 with its 22nd running of the Toyota Grand Prix of Long Beach. Reigning Champ Car Drivers’ Champion Paul Tracy will return to defend his 2003 Long Beach win.

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